MotorSports Emporium 2004 Annual Results Accelerate Company into 2005

Friday April 1, 9:55 am ET

New Direction Increases Working Capital, Reduction of Debt and Increased Shareholder Value

SCOTTSDALE, Ariz.--(BUSINESS WIRE)--April 1, 2005--MotorSports Emporium, Inc. (OTCBB:MSEP - News), announced fiscal year 2004 financial results ending December 31, 2004 based upon the successful new motor sports direction and discontinuance of the unprofitable gaming operations.

David Keaveney, President and CEO commented, "Our objective from quarter to quarter is to improve shareholder value, increase the financial results and to take advantage of new business opportunities. Since my tenure as CEO, late September 2004, my management team has accomplished a significant turnaround in operations. We reengineered a solid business platform based upon opportunities within the popular motor sports industry while discontinuing an unprofitable business. We reduced debt by $220,361 and reduced accounts payables (AP) by $47,729. Given the short period of time to accomplish these tasks our results were exceedingly favorable."

From the periods ending December 31, 2004 and September 30, 2004 net working capital increased by $175,364 while only increasing the loss in shareholder equity by $44,819. During the same period the stock price increased from $.0017 to $.004 (a 235% increase). From September 30, 2004 to March 31, 2005 the stock price increased 2,000% to $.0355.

Keaveney concluded, "I believe we are on an acceptable path to continually add value to our shareholders and improve operations. I can clearly look forward as we continue to accelerate in 2005."

The financial comparison below has been derived from the Company's Financial Statements for the year ended December 31, 2004 and the quarter ending September 30, 2004. For complete financial information and a discussion of risk factors, please see the current 10-KSB & other past reports. Visit www.sec.gov for related filings.

Balance Sheet Comparisons of Interest

                                         As of      As of      Change
Balance Sheet Items                   12/31/2004  09/30/2004

Total Current Assets                   $149,170     $93,100   $56,070
Total Current Liabilities              $678,156    $797,450 ($119,294)
Net Working Capital                   ($528,986)  ($704,350) $175,364

Total Assets                           $184,852    $224,588  ($39,736)
Total Liabilities                      $802,533    $797,450    $5,083
Total Shareholder Equity              ($617,681)  ($572,862) ($44,819)

Results of Operations

Because we acquired the assets of Scalecars in late November 2004 we can report only one month of results. Total revenues for the twelve-month periods ending December 31, 2004 and 2003 were $22,168 and $0 respectively (an increase of $22,168). Total revenues generated during the twelve-month period ending December 31, 2004 was comprised of retail sales and web based orders generated at ScaleCars.com. The increase in revenue during the twelve-month period ending December 2004 was primarily due to the acquisition of certain assets in the die cast model car industry in November 2004. Total revenue generated by the discontinued operation for the twelve-month periods ending December 31, 2004 and 2003 were $90,435 and $94,981 respectively (a decrease of $4,546). MotorSports Emporium divested from the gaming industry in late December 2004 and changed its corporate structure and business model to better reflect the motor sports industry. The operating expenses incurred in 2004 include expenses from discontinued operations in the amount of $1,129,225. During the twelve-month period ended December 31, 2004, the discontinued operations segment incurred total expenses of $1,230,217. About MotorSports Emporium, Inc. MotorSports Emporium Inc. is a fast-track company in the motor sports industry targeting enthusiasts who participate in diecast collectibles, automobile restoration, high-performance accessories, motor sports-related collectibles, driver's apparel, race venues and product licensing. For more information visit www.motorsportsemporium.com or to purchase product visit www.scalecars.com or . This news release may include forward-looking statements within the meaning of section 27A of the United States Securities Act of 1933, as amended, and section 21E of the United States Securities and Exchange Act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, the company's analysis of opportunities in the acquisition and development of various project interests and certain other matters. These statements are made under the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties which could cause actual results to differ materially from those in the forward-looking statements contained herein.

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Contact:
     MotorSports Emporium Inc.
     Mark Wolkos, 480-596-4002
     Mark@motorsportsemporium.com